File No. 813-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER
UNDER SECTION 6(b)
OF THE INVESTMENT COMPANY ACT OF 1940

of

The Energy & Minerals Group LP

and

Ascent Carry Partners, LLC

Ascent Carry Partners II, LLC

White Star Carry Partners, LLC

AENO Carry Partners, LLC

AEMN Carry Partners, LLC

Traverse Carry Partners LLC

(exact name of applicant as specified in charter)

811 Main Street, Suite 4200

Houston, Texas 77002
(Address of principal executive offices)

Copies of All Communications and Orders to:

Laura L. Tyson The Energy & Minerals Group 811 Main Street, Suite 4200 Houston, Texas 77002	Terence Rozier-Byrd Baker Botts L.L.P. 30 Rockefeller Plaza, 44th Floor New York, New York 10112

This Application consists of 34 pages.

Application pursuant to Section 6(b) of the Investment Company Act of 1940.

Application for an Order under Section 6(b) of the Investment Company Act of 1940 exempting the Employee Incentive Companies (as defined in this Application) from all provisions of that Act, and the applicable rules and regulations thereunder

I.	Introduction

The Energy & Minerals Group LP (together with its affiliates, “EMG”) and the Initial Employee Incentive Companies (each as hereinafter defined) hereby apply pursuant to Section 6(b) of the Investment Company Act of 1940 (the “Act”) for an order of the Securities and Exchange Commission (the “Commission”) exempting the Initial Employee Incentive Companies as well as one or more limited partnerships, limited liability companies, corporations, business trusts, or other entities organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction which will in the future be organized for the benefit of any Eligible Employee, as such term is defined in this Application (each such entity, a “Future Employee Incentive Company” and, together with the Initial Employee Incentive Companies, the “Employee Incentive Companies”), from each and every provision of the Act, and the applicable rules and regulations thereunder.

EMG is a private investment firm consisting of EMG Fund II Management, LP and affiliated investment advisers and general partners identified as Relying Advisers in Schedule D of its Form ADV. The “Initial Employee Incentive Companies” are six Delaware limited liability companies: Ascent Carry Partners, LLC (“Ascent Carry”), Ascent Carry Partners II, LLC (“Ascent Carry II”), White Star Carry Partners, LLC, AENO Carry Partners, LLC, AEMN Carry Partners, LLC, and Traverse Carry Partners LLC (“Traverse Carry”).1

[1]	An additional Employee Incentive Company, PR Carry, LLC (“PR Carry”) is expected to be organized after the date of this Application.

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The Incentive Compensation Program described in this Application is an involuntary and noncontributory benefit plan that EMG and certain of its controlled holding and operating company affiliates (together, the “Participating EMG Companies”) described below intend to establish for the benefit of certain employees. The Applicants believe that none of the Employee Incentive Companies should be deemed to be an “investment company” within the meaning of the Act. However, for the avoidance of doubt, the Applicants are filing this Application to request an order exempting the Employee Incentive Companies, as “employees’ securities companies”, from all provisions of the Act. The Applicants believe such an order is appropriate on the grounds that such exemption is consistent with the protection of investors.

The Applicants reserve the ability to rely on Rule 6b-1 under the Act.

No form having been prescribed for this Application by the Regulations of the Commission, the Applicants proceed under Rule 0-2 of such Regulations.

II.	Background

EMG provides investment advisory services to private equity fund clients, focusing on investments in the global natural resources industry. EMG had regulatory assets under management of $14.1 billion as of September 30, 2016. EMG’s private equity fund clients collectively own, indirectly, a majority of the ownership interests of six holding companies (each, a “Holding Company”), each of which wholly owns operating companies whose primary assets relate to oil and natural gas and related infrastructure (each, an “Operating Company”). The Holding Companies are six Delaware limited liability companies: Ascent Resources, LLC (“Ascent”), White Star Petroleum Holdings, LLC, Heritage NonOp Holdings, LLC, PRES Holdings, LLC, Heritage Minerals Holdings, LLC (“Minerals”) and Traverse Midstream Holdings LLC (“Traverse”).2 EMG may form additional Operating Companies and Holding Companies or create and manage additional direct investment vehicles or other types of investment vehicles in the future.

[2]	The Operating Companies that the Holding Companies directly or indirectly own are the following Oklahoma limited liability companies:

Holding Company:	Operating Company:
Ascent Resources, LLC	Ascent Resources – Utica, LLC
White Star Petroleum Holdings, LLC	White Star Petroleum, LLC
PRES Holdings, LLC*	Permian Resources, LLC
Heritage NonOp Holdings, LLC	Heritage Resources – NonOp, LLC
Traverse Midstream Holdings LLC	Traverse Midstream Partners LLC
Heritage Minerals Holdings, LLC	Heritage Resources – Marcellus Minerals, LLC
Heritage Resources – Permian Basin Minerals, LLC
Heritage Resources – Utica Minerals, LLC
Heritage Resources – Woodford Minerals, LLC
Heritage Resources – NTA Minerals, LLC

*PR Carry, LLC will be an Employee Incentive Company with respect to PRES Holdings, LLC.

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The Holding Companies operate pursuant to operating agreements that are substantially similar. Each Holding Company has granted a fixed number of Incentive Units, constituting all of its authorized Incentive Units, to an Oklahoma limited liability company or Delaware limited liability company (each, an “Incentive Holding Company”).3 In each case, the Incentive Units were granted for the benefit of consultants, professionals, officers and other employees of affiliates of American Energy Partners, L.P., an Oklahoma limited partnership (“AEP Group”), which provided employees to the Operating Companies pursuant to certain management agreements. The Incentive Units are intended to constitute “profits interests” of the Holding Companies within the meaning of Revenue Procedures 93-27 and 2001-43. Membership interests in the Incentive Holding Companies have been awarded to a small number of key senior employees of AEP Group all of whom meet the current standard of an “accredited investor” under Rule 501(a)(6) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), as incentive compensation designed to create a profit-sharing plan that is competitive with those of its peer companies, to facilitate the recruitment of high caliber professionals and to enable key employees to participate in the successful growth of the Operating Companies. The Incentive Holding Companies are excepted from the definition of “investment company” by Section 3(c)(1) of the Act.4

The Participating EMG Companies are seeking to expand and develop their profit-sharing plan in order to make these opportunities available to a larger number of employees, not all of whom are expected to be accredited investors, and whose numbers are expected to reach several hundred. The Participating EMG Companies intend to provide performance-based compensation awards to certain of the current and former employees of the Holding Companies, the Operating Companies and their related management companies and affiliates (together, the “Employer Entities”) in two ways: first, a portion of the Incentive Units will be transferred from the Incentive Holding Companies, or in certain cases directly issued by certain Holding Companies,5 to the six Initial Employee Incentive Companies6 so that interests in such Employee Incentive Companies may be granted to certain employees; and, second, a portion of the Incentive Units will be transferred from each Incentive Holding Company, or in certain cases directly issued by certain Holding Companies, to AELP Global Carry Partners, LLC, a Delaware limited liability company (“Global Carry”), so that interests in Global Carry may be granted to participating employees.7 As described more fully below, the membership interests in each Employee Incentive Company (the “Company Units”) will represent indirectly-held profits interests in one of the Holding Companies. The grant of Company Units by the Employee Incentive Companies to current and former employees of the Employer Entities pursuant to Incentive Company Unit Award Certificates, and the rights, obligations, conditions and restrictions associated with the Company Units set out in the Employee Incentive Company operating agreements and the Incentive Company Unit Award Certificates, are referred to generally as the “Incentive Compensation Program” in this Application.

[3]	Subsequent to the initial issuances, a portion of the Incentive Units have been forfeited back to or repurchased by the applicable Holding Companies.

[4]	Awards by the Incentive Holding Companies may be conditioned upon future performance or have other features that make them either voluntary or contributory and, hence, the Incentive Holding Companies may be prima facie investment companies.

[5]	Incentive Units will also be issued to Ascent Carry by Ascent Resources Equity Holdings, LLC, a Delaware limited liability company (“AREH”) and member of Ascent. EMG has the right to appoint a majority of the board of managers of AREH. The business purpose of AREH is to invest in Ascent and (indirectly through Ascent) its subsidiaries. As is the case with the Incentive Units issued by Ascent to Ascent Carry, the Incentive Units issued by AREH to Ascent Carry are intended to constitute “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43.

[6]	Incentive Units will also be transferred from the Incentive Holding Company for PRES Holdings, LLC to PR Carry.

[7]	Global Carry expects to file a separate application for an exemptive order under Section 6(b) of the Act and will make awards to members of the same employee group described in this Application.

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Award determinations, other than any first round of awards that may be specified in an Employee Incentive Company’s operating agreement (which we refer to, together with any first round of awards granted by a managing member, as the “Class A Awards”), will be entirely in the discretion of the managing member of each Employee Incentive Company, who will be the Holding Company issuer of the Incentive Units held by each respective Employee Incentive Company (except the managing member of Ascent Carry II, which will hold Incentive Units issued by Traverse, will be Ascent). No financial contribution is required or a condition to participation, and awards vest over time in relation to the length of an employee’s service to the Employer Entities. A description of the Incentive Compensation Program and the Employee Incentive Companies is included in Part III below.

III.	Description of the Incentive Compensation Program and the Employee Incentive Companies

Each Employee Incentive Company that the Participating EMG Companies intend to establish will hold Incentive Units of a single Holding Company (except for Ascent Carry, which as described above will also hold Incentive Units of AREH). As described above, the managing member of each Employee Incentive Company will make all award determinations, other than certain Class A Awards which will be specified in certain Employee Incentive Companies’ operating agreements. Any current or former employee of the Employer Entities who is eligible pursuant to his or her employment contract to receive equity compensation or who is otherwise selected to receive Company Units (each such employee, an “Eligible Employee”) will participate in the Incentive Compensation Program from the date of the first award of Company Units to the employee until the distribution of all profits with respect to each award granted to the employee or, if earlier, upon such employee’s forfeiture of his or her Company Units, as described below. The Participating EMG Companies expect that the managing members of the Employee Incentive Companies will make multiple rounds of awards to Eligible Employees over time.

In connection with the Class A Awards, each Incentive Holding Company will transfer and/or the applicable Holding Company (and in the case of Ascent Carry, AREH) will issue a fixed number of Incentive Units to its corresponding Employee Incentive Company. The Holding Company of Traverse also will issue Incentive Units to Ascent Carry II (in addition to the Incentive Units it will issue to Traverse Carry). Each Employee Incentive Company will grant Company Units to Eligible Employees pursuant to Incentive Company Unit Award Certificates that will not be negotiated with the employee.8 Each Incentive Company Unit Award Certificate will entitle the applicable employee to receive aggregate cash distributions, subject to, and in accordance with, the terms of the operating agreement of the Employee Incentive Company, in an amount equal to the distribution cap set forth on such Incentive Company Unit Award Certificate. In the future, each Employee Incentive Company may make additional rounds of awards to employees that will be subject to the discretion of the managing member of the Employee Incentive Company. No distribution will be made with respect to any subsequent round of Company Units awarded to Eligible Employees until the maximum amount of distributions on every prior round of Company Units awarded has been made (or fully reserved for).

[8]	No Eligible Employee who will receive Company Units is guaranteed equity compensation in his or her employment contract or has negotiated the right to receive any amount or value of Company Units.

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All contributions by the Incentive Holding Companies to the Employee Incentive Companies will be irrevocable and no Incentive Holding Company or Holding Company (or AREH) will have further interest in Incentive Units contributed to an Employee Incentive Company. After they are transferred or issued to the Employee Incentive Companies, the Incentive Units will be direct obligations of the Holding Companies (and AREH) to the Employee Incentive Companies and the Incentive Holding Companies will no longer have any rights or interests in the transferred Incentive Units.

Eligible Employees may not make any contribution or loan to any Employee Incentive Company at any time. An Eligible Employee’s membership interest in an Employee Incentive Company will not be transferable other than in the very limited circumstance of a participant’s incapacity or death, or to a trust established for the benefit of family members of the Eligible Employee, and will be subject to forfeiture as described below.

A broad class of current and former employees of the Employer Entities will be awarded Company Units as part of the Incentive Compensation Plan. All Eligible Employees will be engaged in various aspects of the oil and gas exploration and production business, or in administrative, financial, accounting, legal or operational activities related thereto, and will not, in any sense, represent a broad group of public investors. Some of the Eligible Employees are or were direct or indirect employees of the Operating Companies, while others provide services to the Operating Companies pursuant to consulting or other contractual arrangements. The Employee Incentive Companies will not register under the Securities Act Company Units awarded to employees in reliance on the “no-sale” doctrine under the Securities Act, and no relief from the provisions of the Securities Act is being sought by the Applicants with respect to the award of Company Units to Eligible Employees.

Each Eligible Employee who receives an award of Company Units pursuant to the Incentive Compensation Program will become a member of one or more Employee Incentive Companies and will become subject to each such companies’ operating agreement and the terms of an Incentive Company Unit Award Certificate. At such point that any given Eligible Employee receives aggregate distributions in an amount of the distribution cap designated on such Eligible Employee’s Incentive Company Unit Award Certificate, the Employee Incentive Company that issued such Incentive Company Unit Award Certificate will have the right to redeem such Eligible Employee’s Company Units and such Eligible Employee will cease to be a member of the Employee Incentive Company.

A capital account will be established on the books of each Employee Incentive Company for each Eligible Employee member who is awarded Company Units and profits and losses will be allocated to each Eligible Employee member’s capital account pursuant to the terms of each Employee Incentive Company’s operating agreement. No Eligible Employee member will be obligated to restore any negative balance in such member’s capital account. Eligible Employees will receive cash distributions (up to a specified maximum amount) in respect of each round of Company Units awarded pursuant to the distribution provisions of each Employee Incentive Company’s operating agreement. Each Employee Incentive Company’s operating agreement provides that all required distributions will be made (or fully reserved for) with respect to the first round of awards prior to any distribution being made with respect to any subsequent round of awards. For example, all distributions with respect to the Class A Awards will be made prior to any distribution with respect to a future Class B or Class C award.

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The Company Units awarded to Eligible Employees are subject to a vesting schedule set out in the Incentive Company Unit Award Certificates. With respect to the first round of awards expected to be granted in 2016, up to 50% of an Eligible Employee’s first round award will vest based solely on the employee’s service with an Employer Entity, with an amount equal to 10% of the Eligible Employee’s first round award vesting on the grant date for every full year of service he or she has completed by December 31, 2015 (for purposes of determining the vested amount, a “full year” will be defined as a calendar year during which an Eligible Employee has completed at least 6 months of continuous service with an Employer Entity since April 1, 2013). The remaining unvested portion of an Eligible Employee’s first round award will vest in 10% increments on December 31 of 2016 and each subsequent year, up to a maximum vesting limit of 50%. The remaining, unvested 50% of the first round of Company Units (the “Special Units”) will be deemed to be vested for purposes of determining the amount of cash to be distributed to an Eligible Employee solely at the time a distribution is made to the Employee Incentive Company in respect of the Incentive Units to which such Special Units relate, subject to the Eligible Employee’s continuous employment with an Employer Entity through the date of each such distribution (except an Eligible Employee whose employment is terminated by an Employer Entity without Cause is entitled to receive distributions on 50% of such Special Units after the period of employment).

An employee will retain any vested Company Units awarded to him or her upon termination other than for “Cause”. “Cause”, unless otherwise defined in the applicable employee’s employment agreement, means (a) the employee’s breach or threatened breach of the Incentive Company Unit Award Certificate or the Employee Incentive Company operating agreement; (b) the employee’s neglect of duties or failure to act, other than by reason of disability or death; (c) the misappropriation, fraudulent conduct, or acts of workplace dishonesty by the employee; (d) the employee’s failure to comply with directives from superiors or written policy of the applicable Employer Entities; (e) the employee’s personal misconduct which injures the applicable Employer Entities and/or reflects poorly on the applicable Employer Entities’ reputation; (f) the employee’s failure to satisfactorily perform his or her duties; or (g) the conviction of the employee for, or a plea of guilty or no contest to, a felony or any crime involving moral turpitude, which in the case of clauses (a), (b), (d) and (f), if curable remains uncured for 30 days after written notice to the employee. If an employee is terminated for Cause, all Company Units, whether vested or unvested, and any right to receive distributions from the Employee Incentive Company will be forfeited without payment of any consideration. All of an Eligible Employee’s unvested awards of Company Units and any right to receive distributions with respect to any unvested Company Units will be forfeited by the employee to whom such Company Units were granted upon termination of his or her employment with the Employer Entities for any reason (including termination for or without Cause or upon the employee’s resignation), provided that an Eligible Employee that is terminated without Cause will retain 50% of his Special Units.

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All Company Units of any Employee Incentive Company held by an Eligible Employee (other than Special Units) will vest upon the occurrence of a “Change in Control”. A “Change in Control” will be deemed to occur at such time as certain events occur, generally including transactions that result in the sale of all or substantially all of the assets of the applicable Holding Company or Operating Company, or the exchange, merger, or other liquidation event of such Holding Company or Operating Company that results in a person other than certain of the current private equity sponsors, Aubrey K. McClendon or any of their affiliates no longer controlling such Holding Company or Operating Company or certain of the current private equity sponsors no longer having a majority of the board seats of such Holding Company, but the specific events that trigger a “Change in Control” vary among the Employee Incentive Companies as set forth in the Incentive Company Unit Award Certificates.

All expenses incurred in connection with any Employee Incentive Company will be paid from available cash before any distributions to Eligible Employee are made. No Company Units will be sold to meet any Employee Incentive Company expenses and no expenses will be paid by Incentive Compensation Program participants.

The operating agreement of each Employee Incentive Company will require the company’s managing member to use commercially reasonable efforts to furnish to each person who was an employee member of such Employee Incentive Company at any time during a fiscal year, within 180 days of the close of such taxable year, a Schedule K-1 and such other tax information reasonably required by the participant for federal, state and local income tax reporting purposes.

The Incentive Compensation Program will not meet the requirements for qualification under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and will not be subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

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IV.	Legal Analysis

The Applicants believe that, analyzed in the light of applicable judicial decisions and Commission interpretations, none of the Employee Incentive Companies should be deemed to be an “investment company” within the meaning of the Act. However, for the avoidance of doubt, Applicants are filing this Application requesting an order under Section 6(b) of the Act exempting the Employee Incentive Companies, as “employees’ securities companies” within the meaning of Section 2(a)(13) of the Act, from all provisions of the Act. Applicants believe that such exemption is consistent with the protection of investors, insofar as Eligible Employees who have been awarded Company Units may be deemed to be “investors”.

Part A of this Section IV sets forth the Applicants’ analysis of why the Employee Incentive Companies should not be considered investment companies. Part B sets forth the Applicants’ alternative analysis of the Employee Incentive Companies as employees’ securities companies, the authority of the Commission to grant exemptions under Section 6(b) of the Act, and the specific relief requested. Part C sets forth additional reasons why the Applicants believe that registration of the Employee Incentive Companies as investment companies is not necessary for the protection of investors.

A.                 Inapplicability of the Act to the Employee Incentive Companies

Section 3(c)(11) of the Act provides an exception from the definition of “investment company” for any employee’s stock bonus, pension or profit-sharing trust that meets the requirements for qualification under Section 401 of the Code. The Employee Incentive Companies are unable to rely upon Section 3(c)(11) because they do not meet such requirements. The Applicants believe, however, that the Employee Incentive Companies should not be considered investment companies because no contribution or investment is made by Eligible Employees to participate in the Incentive Compensation Program, and because the Employee Incentive Companies do not issue securities to Eligible Employees. A persuasive body of judicial decisions and Commission interpretations indicates that interests in the Employee Incentive Companies are not securities for purposes of the Securities Act. Neither courts nor the Commission have, to the Applicants’ knowledge, considered the status under the Act of an arrangement similar in all respects to the Incentive Compensation Program, but the Applicants believe that the holdings under the Securities Act, together with interpretations by the staff of the Commission under the Act, strongly point to the conclusion that the Employee Incentive Companies are not investment companies.

Section 3(a)(1)(C) of the Act defines an investment company, in relevant part, as “any issuer. . .in the business of. . .holding. . .securities, and [that] owns. . .investment securities having a value exceeding 40 percentum of such issuer’s total assets”. As described in Sections II and III, in order to establish the Incentive Compensation Program, the Incentive Holding Companies will contribute to, or the Holding Companies or AREH will issue to, the Employee Incentive Companies, which will initially have no other assets, a number of Incentive Units. The Incentive Units held by the Employee Incentive Companies, and therefore all assets of the Employee Incentive Companies (other than cash distributions received by an Employee Incentive Company with respect to Incentive Units held by it pending distribution), will be “investment securities” within the meaning of Section 3(a)(2) of the Act. Notwithstanding that the assets of the Employee Incentive Companies fall within the 40% test of Section 3(a)(1)(C), the Applicants believe that the Employee Incentive Companies are not investment companies because they do not meet the threshold requirement of Section 3(a)(1)(C), and of every other definition of “investment company”, that they be “issuers”.

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The term “issuer” is defined in Section 2(a)(22) of the Act to mean any person who issues, proposes to issue or has outstanding any security. The definition of “security” in Section 2(a)(36) of the Act is substantially identical to the definition in Section 2(1) of the Securities Act. As discussed below, the Applicants believe it is clear that a Company Unit is not a security for purposes of the Securities Act. The Applicants further believe that the same analysis should apply under the Act, with the result that no Employee Incentive Company is an “issuer”, and therefore no Employee Incentive Company is an investment company.

The U.S. Supreme Court has held that interests in a noncontributory, compulsory pension plan are not securities for purposes of the Securities Act and the Exchange Act.9 Teamsters v. Daniel involved a defined benefit pension plan for which an employee became eligible after 20 years’ continuous service. A subsequent decision of a lower federal court applied the reasoning of Daniel to noncontributory profit-sharing plans and concluded that interests in such plans do not constitute securities.10

In 1980, the Commission clarified its position, in light of the Daniel decision, on the applicability of the Securities Act to pension plans and various other kinds of employee benefit plans.11 The 1980 Release concludes that interests in a corporate plan are not securities unless the plan is both voluntary and contributory. With respect to involuntary, noncontributory plans, the 1980 Release states that the Daniel decision “clearly precludes a finding that interests in such plans are securities.”12 With respect to involuntary, contributory plans and voluntary, noncontributory plans, the 1980 Release indicated that the staff would take the administrative position that such plans do not involve securities. The Commission’s basis for these positions was that

(1)	Registration serves no purpose where a plan is involuntary, since a participant is not permitted to make an investment decision in such a circumstance; and

(2)	The costs of registration are a significant burden to an employer and should be imposed only where the employer has a direct financial interest in soliciting voluntary contributions, as in the case where such contributions will be used to purchase the employer’s securities.[13]

[9]	Teamsters v. Daniel, 439 U.S. 551, 570 (1979). The court’s conclusion that the Securities Act and the Exchange Act “do not apply to a noncontributory, compulsory pension plan” might appear to leave open the question of whether an interest in such a plan is not a security at all or is an exempt security. However, the court phrased the question at the outset of its discussion as “whether a noncontributory, compulsory pension plan constitutes a ‘security’ within the meaning of” the Securities Act and the Exchange Act. Id. at 553.

[10]	Foltz v. U.S. News & World Report, 627 F. Supp. 1143 (D.D.C. 1986), aff’d 865 F.2d 364 (D.C. Cir. 1989).

[11]	Release No. 33-6188, 45 Fed. Reg. 8962 (Feb. 1, 1980), reprinted at 1 CCH Fed. Sec. L. Rep. ¶ 1051 (the “1980 Release”).

[12]	Id. at CCH p. 2073-8.

[13]	Id. at CCH p. 2073-6 to -7.

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The Incentive Compensation Program is noncontributory14 and involuntary. Under the broad principles articulated by the Commission, therefore, Company Units should not be considered securities for purposes of the Securities Act.

In interpreting the term “security” under the Act, the staff of the Commission has at times adopted a more expansive reading than it has under the Securities Act despite the common wording of the definition.15 However, the context in which the Commission has considered whether a particular instrument is a “security” has always been whether a particular company that invests, reinvests, owns, holds or trades in such instruments should be subject to the Act, and not whether interests in that company are themselves securities. Thus, the current context is one in which the traditional interest of the Commission’s staff in expanding its reach over collective investment vehicles through an expansive interpretation of “security” does not necessarily apply, and the Commission’s long-standing interpretation in the apposite context under the Securities Act should apply.

[14]	In the 1980 Release, the Commission defined a “contributory” plan narrowly as one to which employees make direct payments, usually in the form of cash or payroll deductions. ld. at CCH p. 2073-6 n.20. In a subsequent release, the Commission reaffirmed this position: “Generally, it is the staff’s view that the determination of whether a plan is a voluntary contributory one rests solely on whether the participating employees can decide at some point whether or not to contribute their own funds to the plan.” Release No. 33-6281, 46 Fed. Reg. 8446 (Jan. 15, 1981), reprinted at 1 CCH Fed. Sec. L. Rep. 41J 1052 (the “1981 Release”), at CCH p. 2073-31.

[15]	For example, intercompany loans are generally considered securities for purposes of analyzing whether a company owning or holding such items is an investment company.

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Although the Applicants have found no Commission interpretation or staff no-action letter directly addressing the status under the Act of a plan identical to the Incentive Compensation Program, the Applicants believe that two no-action letters support the view that the Employee Incentive Companies are not investment companies. In 1976, Baltimore Gas & Electric Co. requested a no-action position under Section 3(c)(11) of the Act for an employee stock ownership plan. As discussed at the beginning of this Section IV, Section 3(c)(11) provides an exception from the definition of “investment company” for “any employee’s stock bonus, pension, or profit-sharing trust which meets the requirements for qualification under Section 401 of the Internal Revenue Code” and certain other tax-qualified plans. The Baltimore Gas plan, although not qualified under Code Section 401, met substantially all the requirements for qualification. In spite of this, the staff of the Commission expressly declined to grant no-action relief under Section 3(c)(11).16 However, the staff took a no-action position on registration under the Act, without reference to any specific section, in reliance on certain facts and representations in the incoming letter.17 Specifically, the staff relied on the following representations:

•	employee participants will make no contribution to the plan or the trust

•	each participant has a non-forfeitable right to the shares allocated to his or her account[18] and the dividends thereon

•	each participant has the right to direct the trustee as to the voting of the shares allocated to his or her account

•	dividends will be distributed annually and will bear interest until distributed

•	participants have the right under state law to enforce the provisions of the trust agreement

A substantially similar letter was issued to R.L. Burns Corp. in 1978, which added as an additional condition that plan participation be limited to employees of the company and its majority-owned subsidiaries.19

[16]	The Applicants are not aware of any instances in which the staff of the Commission has permitted reliance upon § 3(c)(11) for plans that were not qualified under § 401 of the Code or a comparable provision thereof.

[17]	Baltimore Gas & Electric Co. (avail. Dec. 15, 1976).

[18]	The plan provided that shares were non-forfeitable, but would not be distributable for 7 years except in the event of death, retirement, disability or other separation from service.

[19]	R.L. Burns Corp. (avail. July 20, 1978).

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Each of the conditions or representations in Baltimore Gas and R.L. Burns that is relevant to the Incentive Compensation Program also applies to the Incentive Compensation Program, except for the non-forfeitability of shares. The Applicants do not believe that, as a policy matter, the mere addition to either of these plans of a provision for forfeiture upon termination of employment or for engaging in conduct against an employer’s interest would be sufficient either to enable the Commission to recharacterize interests in such plan asymmetrically as securities for purposes of the Act (but not purposes of the Securities Act) or to provide the Commission a reasonable basis on which to regulate such plan as an investment company. Additionally, each Employee Incentive Company will distribute available cash to its Eligible Employee members within 60 days of receipt thereof (and no later than five days after the quarter end in which such available cash is received) with respect to such portion of its Eligible Employee members’ awards that is vested (with the portion related to unvested awards to be held in reserve until such awards vest). The condition regarding distribution of interest on dividends in the Baltimore Gas and R.L. Burns letters is not applicable because these awards represent entitlements to receive a capped amount of cash distributions (subject to, and in accordance with, the terms of the applicable Employee Incentive Company operating agreements) and do not generate dividends. The Applicants believe that the treatment of distributions pursuant to the Employee Incentive Company operating agreements is no less favorable to participants than the treatment described in the two letters.

For the foregoing reasons, Applicants believe that the Employee Incentive Companies are not investment companies, and it therefore should not be necessary either to register the Employee Incentive Companies under the Act or to seek an exemption for such registration from the Commission. However, because of the lack of clear authority on this subject, and for the avoidance of doubt, the Applicants are filing this Application requesting an order under Section 6(b) of the Act exempting the Employee Incentive Companies from all provisions of the Act.

B.                 Analysis as Employees’ Securities Companies; Relief Requested

As explained in Part A above, the Applicants believe that Company Units are not securities, and, therefore, the Employee Incentive Companies are not investment companies. However, in the absence of any clear pronouncement by the Commission or a court relating to a benefit plan that is comparable in all material respects to the Incentive Compensation Program, and for the avoidance of doubt, the Applicants request that the Commission grant an order pursuant to Section 6(b) of the Act exempting the Employee Incentive Companies from all provisions of the Act as “employees’ securities companies”.

If the Company Units are deemed to be securities, then the Employee Incentive Companies are “issuers”. (See the discussion in Part A.) Section 3(a)(1)(C) of the Act provides, in relevant part, that any issuer that is engaged in the business of owning or holding securities, and owns investment securities having a value exceeding 40 percent of its total assets on an unconsolidated basis, is an investment company. The Incentive Units are, for this purpose, “investment securities” and will constitute all or substantially all of the assets of each Employee Incentive Company. Thus, the Employee Incentive Companies would likely be considered investment companies within the meaning of Section 3(a)(1)(C).

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Section 7 of the Act provides, in relevant part, that an investment company may not offer, sell or redeem its securities unless it is registered under Section 8 of the Act. If the Employee Incentive Companies are deemed to be investment companies within the meaning of the Act, they would therefore be subject to registration unless an exemption is available.

Section 6(b) of the Act provides that the Commission shall, upon application by an employees’ securities company, exempt such company from the Act and the rules and regulations thereunder if and to the extent that such exemption is consistent with the protection of investors. Section 2(a)(13) of the Act defines the term “employees’ securities company” to mean any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned by (a) current or former employees, or persons on retainer, of an employer or “two or more employers each of which is an affiliated company of the other,” (b) members of the immediate family of such persons, and/or (c) the employer or employers.

The Applicants believe that the Employee Incentive Companies, if they are issuers, clearly are, or when organized will be, employees’ securities companies. Participants in the Incentive Compensation Program, and therefore beneficial owners of Company Units, will be exclusively current and former employees of an Employer Entity. The Employer Entities are affiliated companies of each other within the meaning of Section 2(a)(13)20 due to the ownership interest of EMG in each Holding Company. Accordingly, the Applicants are filing this application for relief under Section 6(b).

Section 6(b) sets forth factors to be considered by the Commission in determining the provisions of the Act to which an exemption under such section will apply, including the company’s form of organization and capital structure, the ownership and control of its securities, the prices of the securities and any sales loads, the investments to be made by the company and the relationship between the company and the issuer of any securities in which it invests. This Application sets forth such information as the Applicants believe is necessary for the Commission to make such determinations.

[20]	The term “affiliated company” used in Section 2(a)(13) is not defined in the Act. The Applicants assume that if two or more companies are “affiliated persons” of each other within the meaning of Section 2(a)(3), they are also “affiliated companies” for this purpose. Each Holding Company (and AREH) is an affiliated person of each other Holding Company under Section 2(a)(3)(C) because all are under the common control of EMG as a result of majority ownership by private funds managed by EMG.

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Exemption of the Employee Incentive Companies from all provisions of the Act is appropriate pursuant to Section 6(b) of the Act. The relief requested is consistent with the protection of investors as required by Section 6(b) because:

•	interests in the Employee Incentive Companies are granted to participants at the sole discretion of each company’s managing member without charge to participants; no investment in the Employee Incentive Companies by participants is required or permitted, and no sales load or similar charge is assessed;

•	by virtue of the employment relationship between the participants and the Employer Entities, there is a commonality of interest between the participants and the Participating EMG Companies and the Employer Entities;

•	there is an additional commonality of interest because the value of the Company Units (which represent an economic interest in one or more Holding Companies) will be enhanced by the efforts of participants in the Incentive Compensation Program on behalf of the Participating EMG Companies;

•	the Participating EMG Companies will assist in the administration of the Incentive Compensation Program; the expenses of the Employee Incentive Companies will be paid out of the available cash of each such company and Eligible Employees will not be asked to contribute any money to pay for such expenses; and

•	all participants in the Incentive Compensation Program will be individuals who do not, particularly in connection with a noncontributory and involuntary benefit plan, require the regulatory safeguards provided under the Act.

In addition, concerns of overreaching and abuse of investors that may be raised during the operation of an investment company will not be present because of the Participating EMG Companies’ interests in building and strengthening employee loyalties.

C.                 Absence of Need for Regulation as an Investment Company

Certain provisions of the Act are specifically designed to prevent particular abuses of an investment company by its “affiliated persons” (as defined in Section 2(a)(3) of the Act) and by other persons who stand in specific relationships to it. The Applicants submit that the structure of the Incentive Compensation Program and the Employee Incentive Companies does not give rise to any opportunities for such abuses by the Participating EMG Companies or other persons, and that the purposes of the Act would therefore not be served by regulation of the Employee Incentive Companies as investment companies. Certain provisions of Sections 9, 17, 18 and 36 of the Act are addressed below.

Section 9 of the Act prohibits certain persons subject to specified statutory disqualifications from serving as an employee, officer, director, adviser, depositor or underwriter of an investment company. The Applicants submit that the protections of Section 9 are unnecessary to the Employee Incentive Companies because most of the capacities enumerated in Section 9 are not relevant to the Employee Incentive Companies because they will have no employees, advisers or underwriters and are not expected to have officers. Each Employee Incentive Company will have one or more depositors, each of which will be an Incentive Holding Company or a Holding Company (or AREH in the case of Ascent Carry); however, it would not be possible for any entity other than these entities (the only issuers or holders of Incentive Units available for contribution) to perform the function of contributing Incentive Units to the Employee Incentive Companies, irrespective of whether such contributing entity would otherwise be disqualified under Section 9.

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Section 17 of the Act prohibits certain transactions between an investment company and its affiliated persons. Section 17(a) generally prohibits an affiliated person (and any affiliated persons of such affiliated person), acting as principal, from selling property to, or purchasing property from, an investment company, or from borrowing money from an investment company. The structure of the Incentive Compensation Program permits no purchase or sale transactions with any person, affiliated or otherwise. All property of the Employee Incentive Companies will be contributed by the Incentive Holding Companies or Holding Companies (or AREH in the case of Ascent Carry); there will be no sales to the Employee Incentive Companies. Moreover, such contributions will be irrevocable: none of the Incentive Holding Companies, Holdings Companies or AREH will have the ability to reclaim or repurchase any property previously contributed. If an employee forfeits his or her interest in an Employee Incentive Company, the interest will remain property of such company and any distribution of profits that would have been made with respect to such interest will annually be allocated among the remaining Eligible Employees or used to pay the Employee Incentive Company’s expenses. Similarly, no Participating EMG Company will have occasion or ability to borrow money from any Employee Incentive Company. Section 17(a) also prohibits principal transactions between an investment company, on the one hand, and its promoters or principal underwriter or their respective affiliated persons, on the other hand. However, the Employee Incentive Companies will not have a promoter or a principal underwriter. Therefore the protections of Section 17(a) are unnecessary.

Section 17(d) prohibits any transactions in which an investment company and an affiliated person (or any affiliated persons of such affiliated person) are joint or joint and several participants. However, the Employee Incentive Companies will have no transactions at all, other than the receipt of Incentive Units from one or more Incentive Holding Companies or Holding Companies (or AREH in the case of Ascent Carry) (and the collection of distributions in respect thereof) and the distribution of such accumulated amounts to participants in the Incentive Compensation Program.

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Section 17(e) limits the commissions payable by an investment company to affiliated persons (or any affiliated persons of such affiliated persons) in certain agency transactions. However, there will be no such transactions by the Employee Incentive Companies, and the Employee Incentive Companies will not pay any commissions to any person.

Section 18 of the Act regulates the capital structure of an investment company and, in particular, generally prohibits the issuance of “senior securities”. However, all participants will have an interest in the Incentive Units held by the Employee Incentive Companies, and there will be no issuance of senior securities. In particular, the Employee Incentive Companies will not borrow money, issue any preferred securities or guarantee the obligations of any person.

Section 36(b) of the Act provides that an investment adviser shall have a fiduciary duty to an investment company with respect to receipt of compensation for services or other payments of a material nature. However, the Employee Incentive Companies will be unmanaged and will have no investment adviser. All equity awards made to Eligible Employees (other than certain Class A Awards specified in an Employee Incentive Company’s operating agreement) will be made in the discretion of the managing member of the Employee Incentive Company who will be responsible for all award decisions. The Employee Incentive Companies will not pay compensation of any sort to their managing member or any other persons. Therefore the concerns addressed by Section 36(b) are not implicated.

V.	Request for Order

On the basis of the foregoing statement of facts, the Applicants submit that an Order from the Commission exempting the Employee Incentive Companies from all provisions of the Act is consistent with the protection of investors for the following reasons:

(1)	Each Employee Incentive Company, if it is an issuer, is also an “employees’ securities company” as such term is defined in Section 2(a)(13) of the Act; the form of organization and the capital structure of the Employee Incentive Companies; the fact that all participants in the Incentive Compensation Program will be employees of the Employer Entities; the fact that no contribution is required or permitted to be made by any participant, participation is involuntary, and no sales load is payable to any entity; the fact that no Participating EMG Company or Employer Entity will receive a management fee or other remuneration of any kind from the Employee Incentive Companies or participants in the Incentive Compensation Program;

(2)	The fact that the structure and operation of the Employee Incentive Companies do not give rise to opportunities for the kinds of abuses that the Act seeks to prevent in connection with transactions between an investment company and its affiliated persons;

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(3)	The unique community of economic and other interests among Participating EMG Companies, including the Holding Companies, on the one hand and the participants on the other hand, which is enhanced by the concerns of the Participating EMG Companies with the morale of the Employer Entities’ key employees and with their continuing loyalty, especially in the competitive marketplace for highly talented professionals who will be selected as participants in the Incentive Compensation Program;

(4)	The fact that the Incentive Compensation Program was conceived and organized by the Participating EMG Companies and is not promoted by persons outside the Participating EMG Companies seeking to profit from fees for investment advice or from the distribution of securities;

(5)	The fact that if a comparable benefit plan were to be implemented directly by any of the Holding Companies as direct contractual arrangements with individual employees, and without establishment of the Employee Incentive Companies, the provisions of the Act would not be applicable by reason of Section 3(a)(1)(C) and Section 3(c)(2) thereof, respectively;

(6)	The potentially burdensome aspects of compliance with the Act, particularly due to the imposition of a burden of unnecessary expenditures both of money and time on the part of participants in the Incentive Compensation Program and to some extent on the part of the staff of the Commission, in light of the foregoing and the substantial protections in the Employee Incentive Company operating agreements as to such matters as annual reporting of financial information and access of participants to reports;

(7)	The fact that all participants in the Incentive Compensation Program will be professionals in the oil and gas exploration and production business, or in administrative, financial, accounting, legal or operational activities related thereto and do not, in any sense, represent a broad group of public investors;

(8)	The fact that all participants are uniquely equipped by experience as Employer Entity employees to understand and evaluate the structure and purpose of the Incentive Compensation Program; and

(9)	The fact that the Employee Incentive Companies, if they are issuers at all, are manifestly comprehended within the definition of “employees’ securities company” and, although the Applicants have identified no previous exemption similar in all respects to that requested hereby, the Commission has previously granted an exemption for an employees’ securities company that invested exclusively in securities of the employer. See In the Matter of HBNS Corp., Release No. IC-1368 (Nov. 17, 1949).

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Section 6(b) of the Act exempting the Employee Incentive Companies from each and every provision of the Act, and the applicable rules and regulations thereunder.

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VI.	Conditions

The Applicants agree that any order granting the requested relief will be subject to the following condition:

(1) Within 180 days of the close of the taxable year of each Employee Incentive Company, the managing member of each company will use commercially reasonable efforts to furnish to each person who was an employee member of such Employee Incentive Company during such taxable year a Schedule K-1 and such other tax information reasonably required by the participant for federal, state and local income tax reporting purposes.

*       *       *

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Authorization

On the basis of the foregoing, The Energy & Minerals Group LP submits that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with and that the officer who has signed and filed this Application in the name and on behalf of The Energy & Minerals Group LP is fully authorized to do so.

Dated: November 16, 2016

The Energy & Minerals Group LP

By:	EMG GP LLC,
its general partner

By	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

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Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 6(b) of the Investment Company Act of 1940 dated November 15, 2016 for and on behalf of The Energy & Minerals Group LP; that he is the Chief Executive Officer of the general partner of such entity; and that all action necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: November 16, 2016

The Energy & Minerals Group LP

By:	EMG GP LLC,
its general partner

By	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

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Authorization

On the basis of the foregoing, Ascent Carry Partners, LLC submits that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with and that the officer who has signed and filed this Application in the name and on behalf of Ascent Carry Partners, LLC is fully authorized to do so.

Dated: November 16, 2016

Ascent Carry Partners, LLC

By	Ascent Resources, LLC, its Managing Member

By	/s/ Jeffrey A. Fisher
Jeffrey A. Fisher
Chief Executive Officer

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Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 6(b) of the Investment Company Act of 1940 dated November 15, 2016 for and on behalf of Ascent Carry Partners, LLC; that he is the Chief Executive Officer of the managing member of such entity; and that all action necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: November 16, 2016

Ascent Carry Partners, LLC

By	Ascent Resources, LLC, its Managing Member

By	/s/ Jeffrey A. Fisher
Jeffrey A. Fisher
Chief Executive Officer

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Authorization

On the basis of the foregoing, Ascent Carry Partners II, LLC submits that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with and that the officer who has signed and filed this Application in the name and on behalf of Ascent Carry Partners, LLC is fully authorized to do so.

Dated: November 16, 2016

Ascent Carry Partners II, LLC

By	Ascent Resources, LLC, its Managing Member

By	/s/ Jeffrey A. Fisher
Jeffrey A. Fisher
Chief Executive Officer

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Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 6(b) of the Investment Company Act of 1940 dated November 15, 2016 for and on behalf of Ascent Carry Partners, LLC; that he is the Chief Executive Officer of the managing member of such entity; and that all action necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: November 16, 2016

Ascent Carry Partners II, LLC

By	Ascent Resources, LLC, its Managing Member

By	/s/ Jeffrey A. Fisher
Jeffrey A. Fisher
Chief Executive Officer

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Authorization

On the basis of the foregoing, White Star Carry Partners, LLC submits that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with and that the officer who has signed and filed this Application in the name and on behalf of White Star Carry Partners, LLC is fully authorized to do so.

Dated: November 16, 2016

White Star Carry Partners, LLC

By	White Star Petroleum Holdings, LLC, its Managing Member

By	/s/ Elliot J. Chambers
Elliot J. Chambers
Chief Executive Officer

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Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 6(b) of the Investment Company Act of 1940 dated November 15, 2016 for and on behalf of White Star Carry Partners, LLC; that he is the Chief Executive Officer of the managing member of such entity; and that all action necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: November 16, 2016

White Star Carry Partners, LLC

By	White Star Petroleum Holdings, LLC, its Managing Member

By	/s/ Elliot J. Chambers
Elliot J. Chambers
Chief Executive Officer

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Authorization

On the basis of the foregoing, AENO Carry Partners, LLC submits that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with and that the officer who has signed and filed this Application in the name and on behalf of AENO Carry Partners, LLC is fully authorized to do so.

Dated: November 16, 2016

AENO Carry Partners, LLC

By	Heritage NonOp Holdings, LLC, its Managing Member

By	/s/ Kristen K. Rogstad
Kristen K. Rogstad
General Manager

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Verification

The undersigned states that she has duly executed the attached application for an order pursuant to Section 6(b) of the Investment Company Act of 1940 dated November 15, 2016 for and on behalf of AENO Carry Partners, LLC; that she is the General Manager of the managing member of such entity; and that all action necessary to authorize her to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Dated: November 16, 2016

AENO Carry Partners, LLC

By	Heritage NonOp Holdings, LLC, its Managing Member

By	/s/ Kristen K. Rogstad
Kristen K. Rogstad
General Manager

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Authorization

On the basis of the foregoing, AEMN Carry Partners, LLC submits that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with and that the officer who has signed and filed this Application in the name and on behalf of AEMN Carry Partners, LLC is fully authorized to do so.

Dated: November 16, 2016

AEMN Carry Partners, LLC

By	Heritage Minerals Holdings, LLC, its Managing Member

By	/s/ Kristen K. Rogstad
Kristen K. Rogstad
General Manager

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Verification

The undersigned states that she has duly executed the attached application for an order pursuant to Section 6(b) of the Investment Company Act of 1940 dated November 15, 2016 for and on behalf of AEMN Carry Partners, LLC; that she is the General Manager of the managing member of such entity; and that all action necessary to authorize her to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Dated: November 16, 2016

AEMN Carry Partners, LLC

By	Heritage Minerals Holdings, LLC, its Managing Member

By	/s/ Kristen K. Rogstad
Kristen K. Rogstad
General Manager

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Authorization

On the basis of the foregoing, Traverse Carry Partners LLC submits that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with and that the officer who has signed and filed this Application in the name and on behalf of Traverse Carry Partners LLC is fully authorized to do so.

Dated: November 16, 2016

Traverse Carry Partners LLC

By	Traverse Midstream Holdings LLC, its Managing Member

By	/s/ David C. Shiels
David C. Shiels
Chief Executive Officer

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Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 6(b) of the Investment Company Act of 1940 dated November 15, 2016 for and on behalf of Traverse Carry Partners, LLC; that he is the Chief Executive Officer of the managing member of such entity; and that all action necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: November 16, 2016

Traverse Carry Partners LLC

By	Traverse Midstream Holdings LLC, its Managing Member

By	/s/ David C. Shiels
David C. Shiels
Chief Executive Officer

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